UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 30, 2014

Home BancShares, Inc.

(Exact name of registrant as specified in its charter)

Arkansas

(State or other jurisdiction of incorporation)

000-51904	71-0682831
(Commission File Number)	(IRS Employer Identification No.)

719 Harkrider, Suite 100, Conway, Arkansas	72032
(Address of principal executive offices)	(Zip Code)

(501) 328-4770

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Material Definitive Agreement

On July 30, 2014, Home BancShares, Inc., an Arkansas corporation (“Home”), Centennial Bank, an Arkansas state bank (“Centennial”), Broward Financial Holdings, Inc., a Florida corporation (“Broward”), Broward Bank of Commerce, a Florida state bank (“Broward Bank”), entered into an Agreement and Plan of Merger (the “Agreement”), under which Home and its wholly-owned bank subsidiary, Centennial, will acquire Broward and its wholly-owned bank subsidiary, Broward Bank. The Agreement provides that, in a series of transactions, an acquisition subsidiary to be formed by Home will merge with Broward, and Broward Bank will merge into Centennial (collectively, the “Merger”). Following the Merger, Home expects to merge Broward into Home.

Under the terms of the Agreement, shareholders of Broward will receive, in the aggregate, proceeds from the transaction between $33,060,001 and $33,960,001 as a combination of both Home common stock and cash split 90% and 10%, respectively. This purchase price includes the conversion of currently outstanding Broward stock warrants into approximately $3.0 million of Broward common equity before closing. The number of shares of Home common stock to be issued to Broward shareholders will be determined based on the average closing price of Home common stock for the 20 trading days immediately prior to the closing date (the “Average Closing Price”). In addition, if the Average Closing Price of the Home common stock as of the closing date is equal to $37.95 or greater or $28.05 or less, then the Average Closing Price will be fixed at $37.95 or $28.05, respectively (subject in each case to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction). The Merger is expected to close in the fourth quarter of 2014, and is subject to the approval of the shareholders of Broward, regulatory approvals, and other conditions set forth in the Agreement.

Upon completion of the Merger, the combined company will have approximately $7.1 billion in total assets, $5.6 billion in deposits, $4.8 billion in loans and 151 branches across Arkansas, Florida and South Alabama.

The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein.

Cautionary Statement

The Agreement, which has been included to provide investors with information regarding its terms, contains representations and warranties of each of the parties thereto. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties delivered in connection with the execution of the Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, or for any other purpose, at the time they were made or otherwise.

Item 7.01 Regulation FD Disclosure

On July 30, 2014, Home issued a press release announcing the signing of the Agreement. A copy of the press release announcing the transaction is attached as Exhibit 99.1 to this Current Report.

The information in Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference in any filing under the U.S. Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

2.1 Agreement and Plan of Merger by and among Home BancShares, Inc., Centennial Bank, Broward Financial Holdings, Inc., Broward Bank of Commerce and HOMB Acquisition Sub II dated July 30, 2014.*

99.1 Press Release: Home BancShares, Inc. and Broward Financial Holdings, Inc. Announce Signing of Definitive Agreement.

99.2 Supplemental materials to Press Release dated July 30, 2014.

*	The disclosure schedules referenced in the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of SEC Regulation S-K. Home hereby undertakes to furnish supplementally a copy of the omitted disclosure schedules upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Home BancShares, Inc.
(Registrant)

Date: July 31, 2014	/s/ Brian Davis
Brian Davis
Chief Accounting Officer